April 3, 2020

Rosanne Luth
Chief Executive Officer
SavvyShares LLC
1365 Fourth Avenue
San Diego, CA 92101

       Re: SavvyShares LLC
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted March 23, 2020
           CIK No. 0001801255

Dear Ms. Luth:

       We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Description of Business
Competition, page 26

1. You disclose that you believe your single-source digital tracking technology will provide you with a competitive advantage. In this regard, we note from your website that Luth
       Research, your founder and competitor, has comparable tracking technology
       ("SavvyConnect") that it launched in 2009. If true, please identify Luth Research as a competitor in digital tracking and address the risks and challenges that you may face as a result of such competition.
 Rosanne Luth
SavvyShares LLC
April 3, 2020
Page 2

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser,
(202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRosanne Luth
                                                           Division of
Corporation Finance
Comapany NameSavvyShares LLC
                                                           Office of Technology
April 3, 2020 Page 2
cc:       John Tishler, Esq.
FirstName LastName